FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2003

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC

(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On September 22, 2003, Bookham Technology plc issued a press release announcing its plans to acquire New Focus, Inc. pursuant to an Agreement and Plan of Merger entered into on September 21, 2003.  A copy of the press release is attached hereto as Exhibit 99.1 and a copy of the Agreement and Plan of Merger is attached hereto as Exhibit 10.1.

Exhibits

Exhibits

10.1	Agreement and Plan of Merger by and among Bookham Technology plc, Budapest Acquisition Corp. and New Focus, Inc. dated September 21, 2003.

99.1	Press Release issued on September 22, 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

Date: September 24, 2003	By:	/s/ Giorgio Anania
Name: Giorgio Anania
Title: Chief Executive Officer and President

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description

10.1	Agreement and Plan of Merger by and among Bookham Technology plc, Budapest Acquisition Corp. and New Focus, Inc. dated September 21, 2003.

99.1	Press Release issued on September 22, 2003.